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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

and

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CUMBERLAND RESOURCES LTD. (Name of Subject Company (Issuer))
AGNICO-EAGLE MINES LIMITED AGNICO-EAGLE ACQUISITION CORPORATION (Names of Filing Persons (Offerors))
Common Stock, without par value (Title of Class of Securities)
23077R100 (CUSIP Number of Class of Securities)

Sean Boyd Agnico-Eagle Mines Limited 145 King Street East, Suite 500 Toronto, Ontario, Canada M5C 2Y7 (416) 947-1212

Copies to:

Patricia L. Olasker, Esq. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place, Suite 4400 Toronto, Ontario, Canada M5X 1B1 (416) 863-0900	Gerald D. Shepherd, Esq. Davies Ward Phillips & Vineberg LLP 625 Madison Avenue, 12th Floor New York, New York 10022 (212) 588-5500
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

US $544,684,772.24	US $16,721.82

(1)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 0-11(d) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended. The transaction value is equal to the product of (a) Cdn.$8.050 (US$6.821), which is the market value per common share of Cumberland Resources Ltd. ("Cumberland") (based upon the average of the high and low prices reported for such common shares on the Toronto Stock Exchange as of March 8, 2007), and (b) 79,855,524, which is the estimated number of common shares of Cumberland on a fully-diluted basis as of February 13, 2007. For purposes of this calculation, Cdn.$1.00=$US 0.8473, which is the inverse of the Federal Reserve Bank of New York's Noon Buying Rate for Canadian dollars on March 8, 2007.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-1 l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	US $16,721.82
Form or Registration No.:	Form F-10
Filing Party:	Agnico-Eagle Mines Limited
Date Filed:	March 12, 2007
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-l.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☒
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 23077R100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Agnico-Eagle Mines Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization
Ontario

Number of Shares	7.	Sole Voting Power 2,037,000
Beneficially
Owned by Each	8.	Shared Voting Power 8,353,311*
Reporting
Person With	9.	Sole Dispositive Power 2,037,000

	10.	Shared Dispositive Power 8,353,311*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	10,390,311

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)
13.2%**

14.	Type of Reporting Person (See Instructions)
CO; HC

*
Beneficial ownership of 8,353,311 Common Shares referred to in Row (8) and Row (10) (including 3,506,250 Common Shares of which the Reporting Persons (as defined in the Initial Schedule 13D (as defined below)) may acquire beneficial ownership within sixty days of March 12, 2007 through the exercise of options held by the Shareholders (as defined in Item 3 of the Initial Schedule 13D)) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreement described in Item 4 of the Initial Schedule 13D. Neither the filing of this Schedule TO and Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 8,353,311 Common Shares referred to in Row (8) and Row (10) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on the sum of (i) 75,400,774 Common Shares outstanding on a fully-diluted basis as of February 14, 2007 as reported in the Support Agreement described in Item 4 of the Initial Schedule 13D, and (ii) 3,506,250 Common Shares of which the Reporting Persons may acquire beneficial ownership within 60 days of March 12, 2007 through the exercise of options held by the Shareholders.

CUSIP No. 23077R100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Agnico-Eagle Acquisition Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization
British Columbia

Number of Shares	7.	Sole Voting Power 0
Beneficially
Owned by Each	8.	Shared Voting Power 8,353,311*
Reporting
Person With	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,353,311*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	8,353,311*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)
10.6%**

14.	Type of Reporting Person (See Instructions)
CO

*
Beneficial ownership of the Common Shares referred to herein (including 8,353,311 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of March 12, 2007 through the exercise of options held by the Shareholders) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreement described in Item 4 of the Initial Schedule 13D. Neither the filing of this Schedule TO and Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on the sum of (i) 75,400,774 Common Shares outstanding on a dully-diluted basis as of February 14, 2007 as reported in the Support Agreement described in Item 4 of the Initial Schedule 13D, and (ii) 3,506,250 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of March 12, 2007 through the exercise of options held by the Shareholders.

        This Statement constitutes (a) a Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Agnico-Eagle Mines Limited ("Agnico-Eagle"), a corporation incorporated under the laws of the Province of Ontario, and Agnico-Eagle Acquisition Corporation, a corporation incorporated under the laws of the Province of British Columbia ("Agnico-Eagle Acquisition"), relating to the offer by Agnico-Eagle and Agnico-Eagle Acquisition to purchase all of the outstanding common shares of Cumberland Resources Ltd. ("Cumberland"), together with the associated rights under the shareholder rights plan of Cumberland, other than those already owned by Agnico-Eagle or its affiliates, including common shares of Cumberland that may become outstanding after the date of the Offer (as defined below) but before the expiry time of the Offer upon the exercise of the options of Cumberland, on the basis of 0.185 of a common share of Agnico-Eagle for each common share of Cumberland; and (b) Amendment No. 1 to the Schedule 13D filed by Agnico-Eagle and Agnico-Eagle Acquisition on February 26, 2007 (the "Initial Schedule 13D"). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer and Circular (as defined below).

        The offer is subject to the terms and conditions set forth in the Offer and Circular dated March 12, 2007 (the "Offer and Circular"). The Offer and Circular and the related Letter of Transmittal (the "Letter of Transmittal") and Notice of Guaranteed Delivery (the "Notice of Guaranteed Delivery"), copies of which are attached hereto as Exhibits 1.1, 1.2 and 1.3, respectively, constitute the "Offer".

        As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to all items of information required to be included in, or covered by, this Statement and is supplemented by the information specifically provided herein.

Item 3. Identity and Background of Filing Person

        In the past five years, to the best knowledge of Agnico-Eagle, none of the persons listed in Schedule C to the Offer and Circular or persons holding more than 10% of any class of equity securities of Agnico-Eagle (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such officer, director or person from future violations of, or prohibiting activities subject to, U.S. federal or U.S. state securities laws, or a finding of any violation of U.S. federal or U.S. state securities laws.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

        Except as described in the Offer and Circular, during the past two years there have not been any negotiations, transactions or material contacts between Agnico-Eagle or any of its subsidiaries or, to the best knowledge of Agnico-Eagle, any of the persons listed in Schedule C to the Offer and Circular, on the one hand, and Cumberland or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.

Item 8. Interest in Securities of the Subject Company

        Except as described in the Offer and Circular, neither Agnico-Eagle nor, to the best knowledge of Agnico-Eagle, any of the persons listed in Schedule C to the Offer and Circular, or any associate or majority-owned subsidiary of Agnico-Eagle of any of the persons listed in Schedule C to the Offer and Circular, beneficially owns any equity security of Cumberland; and except as described in the Offer and Circular, none of Agnico-Eagle or, to the best knowledge of Agnico-Eagle, any associate or majority-owned subsidiary of Agnico-Eagle, has effected any transaction in any equity security of Cumberland during the past 60 days.

Item 12 Exhibits

Exhibit	Description
(a)(1)(A)	Offer and Circular, dated March 12, 2007*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Form of letter to shareholders of Cumberland mailed on March 12, 2007.*
(a)(1)(E)	Agnico-Eagle's Annual Information Form dated March 27, 2006 consisting of Agnico-Eagle's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, incorporated herein by reference to Agnico-Eagle's Annual Report on Form 20-F filed with the Commission on March 28, 2006, as amended by Agnico-Eagle's Annual Report on Form 20-F/A, filed with the Commission on May 26, 2006 (the "2005 Annual Report").
(a)(1)(F)	Audited consolidated financial statements of Agnico-Eagle, including the notes thereto, as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 together with the auditors' report thereon dated February 21, 2006 (except for note 13, as to which the date is March 15, 2006), incorporated herein by reference to the 2005 Annual Report.
(a)(1)(G)	Management's discussion and analysis of financial condition and results of operation of Agnico-Eagle for the year ended December 31, 2005, incorporated herein by reference to the 2005 Annual Report.
(a)(1)(H)	Unaudited consolidated financial statements of Agnico-Eagle as at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005 and related management's discussion and analysis of operations of the Registrant for the three and nine months ended September 30, 2006 and 2005, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on November 13, 2006.
(a)(1)(I)	Material Change Report of Agnico-Eagle dated February 22, 2006, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 27, 2006.
(a)(1)(J)	Material Change Report of Agnico-Eagle dated February 22, 2006, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 27, 2006.
(a)(1)(K)	Material Change Report of Agnico-Eagle dated May 18, 2006, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on May 30, 2006.
(a)(1)(L)	Material Change Report of Agnico-Eagle dated June 5, 2006, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on June 5, 2006.
(a)(1)(M)	Management Proxy Circular dated March 3, 2006 prepared in connection with Agnico-Eagle's annual and special meeting of shareholders on May 12, 2006 (excluding the section entitled "Compensation and Other Information" and Appendices A, B and C of such circular), incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on March 29, 2006.
(a)(1)(N)	Press Release of Agnico-Eagle dated February 14, 2007, incorporated by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 14, 2007.
(a)(1)(O)	Press Release of Agnico-Eagle, dated February 21, 2006, incorporated by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 23, 2007.
(a)(1)(P)	Material Change Report of Agnico-Eagle dated February 23, 2007, incorporated by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 28, 2007.

(a)(4)(A)	Press Release of Agnico-Eagle dated February 14, 2007, incorporated by reference to Agnico-Eagle's filing pursuant to Rule 165 and Rule 425 filed with the Commission on February 14, 2007.
(a)(4)(B)	Analyst Presentation of Agnico-Eagle dated February 14, 2007, incorporated by reference to Agnico-Eagle's filing pursuant Rule 165 and Rule 425 filed with the Commission on February 14, 2007.
(a)(4)(C)	Transcript of Conference Call of Agnico-Eagle held on February 14, 2007, incorporated by reference to Agnico-Eagle's filing pursuant Rule 165 and Rule 425 filed with the Commission of February 16, 2007.
(d)(1)	Support Agreement, dated February 14, 2007, between Agnico-Eagle, Agnico-Eagle Acquisition and Cumberland.*
(d)(2)	Lock-Up Agreement, dated February 14, 2007, among Agnico-Eagle, Agnico-Eagle Acquisition, Kerry M. Curtis, J. Michael Kenyon, Abraham Aronowicz, Richard Colterjohn, Walter Segsworth, Jonathan A. Rubenstein, Glen D. Dickson, Michael Carroll, Brad G. Thiele, E.R. (Ted) Rutherglen and Craig Goodings.*
(d)(3)	Confidentiality Agreement, dated April 10, 2006, between Cumberland and Agnico-Eagle.*
(d)(4)	Confidentiality Agreement dated January 9, 2007 between Cumberland and Agnico-Eagle.*

*
Filed herewith

Item 13. Interest required by Schedule 13E-3

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGNICO-EAGLE MINES LIMITED
By:	/s/ R. GREGORY LAING
	Name:	R. Gregory Laing
	Title:	General Counsel, Senior Vice President, Legal and Corporate Secretary

Date: March 12, 2007

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGNICO-EAGLE ACQUISITION CORPORATION
By:	/s/ R. GREGORY LAING
	Name:	R. Gregory Laing
	Title:	Vice President

Date: March 12, 2007

EXHIBITS INDEX

Exhibit	Description
(a)(1)(A)	Offer and Circular, dated March 12, 2007*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Form of letter to shareholders of Cumberland mailed on March 12, 2007.*
(a)(1)(E)	Agnico-Eagle's Annual Information Form dated March 27, 2006 consisting of Agnico-Eagle's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, incorporated herein by reference to Agnico-Eagle's Annual Report on Form 20-F filed with the Commission on March 28, 2006, as amended by Agnico-Eagle's Annual Report on Form 20-F/A, filed with the Commission on May 26, 2006 (the "2005 Annual Report").
(a)(1)(F)	Audited consolidated financial statements of Agnico-Eagle, including the notes thereto, as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 together with the auditors' report thereon dated February 21, 2006 (except for note 13, as to which the date is March 15, 2006), incorporated herein by reference to the 2005 Annual Report.
(a)(1)(G)	Management's discussion and analysis of financial condition and results of operation of Agnico-Eagle for the year ended December 31, 2005, incorporated herein by reference to the 2005 Annual Report.
(a)(1)(H)	Unaudited consolidated financial statements of Agnico-Eagle as at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005 and related management's discussion and analysis of operations of the Registrant for the three and nine months ended September 30, 2006 and 2005, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on November 13, 2006.
(a)(1)(I)	Material Change Report of Agnico-Eagle dated February 22, 2006, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 27, 2006.
(a)(1)(J)	Material Change Report of Agnico-Eagle dated February 22, 2006, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 27, 2006.
(a)(1)(K)	Material Change Report of Agnico-Eagle dated May 18, 2006, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on May 30, 2006.
(a)(1)(L)	Material Change Report of Agnico-Eagle dated June 5, 2006, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on June 5, 2006.
(a)(1)(M)	Management Proxy Circular dated March 3, 2006 prepared in connection with Agnico-Eagle's annual and special meeting of shareholders on May 12, 2006 (excluding the section entitled "Compensation and Other Information" and Appendices A, B and C of such circular), incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on March 29, 2006.
(a)(1)(N)	Press Release of Agnico-Eagle dated February 14, 2007, incorporated by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 14, 2007.
(a)(1)(O)	Press Release of Agnico-Eagle, dated February 21, 2006, incorporated by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 23, 2007.
(a)(1)(P)	Material Change Report of Agnico-Eagle dated February 23, 2007, incorporated by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 28, 2007.

(a)(4)(A)	Press Release of Agnico-Eagle dated February 14, 2007, incorporated by reference to Agnico-Eagle's filing pursuant to Rule 165 and Rule 425 filed with the Commission on February 14, 2007.
(a)(4)(B)	Analyst Presentation of Agnico-Eagle dated February 14, 2007, incorporated by reference to Agnico-Eagle's filing pursuant Rule 165 and Rule 425 filed with the Commission on February 14, 2007.
(a)(4)(C)	Transcript of Conference Call of Agnico-Eagle held on February 14, 2007, incorporated by reference to Agnico-Eagle's filing pursuant Rule 165 and Rule 425 filed with the Commission of February 16, 2007.
(d)(1)	Support Agreement, dated February 14, 2007, between Agnico-Eagle, Agnico-Eagle Acquisition and Cumberland.*
(d)(2)	Lock-Up Agreement, dated February 14, 2007, among Agnico-Eagle, Agnico-Eagle Acquisition, Kerry M. Curtis, J. Michael Kenyon, Abraham Aronowicz, Richard Colterjohn, Walter Segsworth, Jonathan A. Rubenstein, Glen D. Dickson, Michael Carroll, Brad G. Thiele, E.R. (Ted) Rutherglen and Craig Goodings.*
(d)(3)	Confidentiality Agreement, dated April 10, 2006, between Cumberland and Agnico-Eagle.*
(d)(4)	Confidentiality Agreement dated January 9, 2007 between Cumberland and Agnico-Eagle.*

*
Filed herewith

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CALCULATION OF FILING FEE
SIGNATURES
SIGNATURES
EXHIBITS INDEX